September 23, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Thomas Jones
Jay Ingram
Heather Clark
Martin James

Re:	Hennessy Capital Investment Corp. VI
Registration Statement on Form S-1
File No. 333-254062

Acceleration Request
Requested Date: September 27, 2021
Requested Time: 4:00 P.M., Washington D.C. Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hennessy Capital Investment Corp. VI (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-254062 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Washington D.C. Time, on September 27, 2021, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (312) 853-2071.

Very truly yours,

/s/ Nicholas A. Petruska
Nicholas A. Petruska
Chief Financial Officer
Hennessy Capital Investment Corp. VI

cc:	Michael P. Heinz, Sidley Austin LLP

Derek Dostal, Davis Polk & Wardwell LLP